U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1.   Name and Address of Reporting Person

     Dean W. Drulias
     515 W. Greens Road, Suite 720
     Houston, TX 77067

2.   Issuer Name and Ticker or Trading Symbol

     Fortune Natural Resources Corporation - FPXA

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     January 2001

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to issuer (Check all applicable)
     (X)  Director  ( )  10% Owner  (X)  Officer (give title below)
     ( )  Other (specify below)

     Executive Vice President and General Counsel

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of   |2. Transaction |3. Transaction  |4. Securities           | 5. Amount of        |6. Ownership Form:|7. Nature of
   Derivative |   Date        |   Code         |   Acquired (A) or      |    Securities       |    Direct (D) or |   Indirect
   Security   |               |                |   Disposed of (D)      |    Beneficially     |    Indirect (I)  |   Beneficial
              |   (Month/Day/ |   (Instr. 8)   |   Instr. 3, 4 and 5)   |    Owned at End     |                  |   Ownership
              |    Year)      |        |       |        | (A) or|       |    of Month         |                  |
              |               |  Code  |  V    | Amount | (D)   | Price |    (Instr. 3 and 4) |    (Instr. 4)    |   (Instr. 4)
-------------- --------------  ----------------  ----------------------   ------------------   -----------------  --------------

Common Stock   1/31/2001       T                 11,136   A       $0.4922 31,783               I                  401(k) Plan

Common Stock                                                              30,000               D (unchanged)

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TABLE II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

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1.Title  |2.Conver-   |3.Trans- |4.Transac- |5.Number of   |6.Date Exer-   |7.Title and     |8.Price|9.Number  |10.Owner- |11.Nature
  of     |  sion or   |  action |  action   |  Derivative  |  cisable and  |  Amount of     | of    |  of      |   ship   |   of In-
  Deriva-|  Exercise  |  Date   |  Code     |  Securities  |  Expiration   |  Underlying    | Deriv-|  Deriv-  |   Form of|   direct
  tive   |  Price of  |         |           |  Acquired (A)|  Date         |  Securities    | ative |  ative   |   Deriv- |   Bene-
  Secur- |  Derivative|         |           |  or Disposed |               |                | Secur-|  Secur-  |   ative  |   ficial
  ity    |  Security  |  (Month/|  (Instr.  |  of (D)      |               |  (Instr. 3     | ity   |  ities   |   Secu-  |   Owner-
  (Instr.|            |   Day/  |    8)     |              |  (Month/Day/  |  and 4)        |       |  Bene-   |   rity:  |   ship
   3)    |            |   Year) |           |  (Instr. 3,  |  Year)        |                |(Instr.|  ficially|   Direct |
         |            |         |           |   4 and 5)   |               |                |  5)   |  Owned   |   (D) or |  (Instr.
         |            |         |           |              |               |                |       |  at End  |   Indi-  |    4)
         |            |         |           |              |               |      |Amount   |       |  of Month|   rect   |
         |            |         |           |              |Date   |Expira-|      |or       |       |  (Instr. |   (I)    |
         |            |         |     |     |     |        |Exer-  |tion   |      |Number   |       |    4)    |  (Instr. |
         |            |         |Code | V   |(A)  | (D)    |cisable|Date   |Title |of Shares|       |          |   4)     |
--------  -----------  --------- ----------  -------------  --------------- ---------------  ------- ---------- ---------- ---------

Stock
Options                                                                                              150,000    D(1) (unchanged)

Stock
Options                                                                                              120,000    D(1) (unchanged)

Stock
Options                                                                                              148,800    D(1) (unchanged)

Stock
Options                                                                                               75,000    D(1) (unchanged)

Stock
Options                                                                                               36,000    D(1) (unchanged)

Private
Warants                                                                                               20,000    D (unchanged)




(1) These amounts are listed separately from the above mentioned security as they each have different terms and exercise prices.

SIGNATURE  OF REPORTING PERSON

/s/ Dean W. Drulias
------------------------

DATE
February 5, 2001